Exhibit 99.1

Alarum Recorded First-Ever Positive Cashflow from Operating Activities with Record Revenues in the First Quarter of 2023

●	Revenues climbed to $5.7 million, up 41% compared to the first quarter of 2022;

●	Net loss dropped to $0.7 million (Q1.2022: a net loss of $4.7 million);

●	Positive Adjusted EBITDA of $0.06 million (Q1.2022: Adjusted EBITDA loss of $3.2 million)

TEL AVIV, Israel, May 30, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today announced record financial results for the three months ended March 31, 2023.

Key Financial Highlights for the First Quarter of 2023:

●	Revenues climbed to a record high of $5.7 million, an increase of approximately 41% compared to the first quarter of 2022.

●	Net loss decreased by 85% to $0.7 million, compared to a net loss of $4.7 million during the first quarter of 2022.

●	Achieved positive cashflow from operating activities, and Adjusted EBITDA, for the first time, of $0.06 million, up from an Adjusted EBITDA loss of $3.2 million in the first quarter of 2022.

●	NetNut Ltd. (“NetNut”), the Company’s internet access arm for business and enterprise customers, became profitable for the first time.

“I am incredibly proud of the entire Alarum team for their contributions to the generation of cashflow from our operating activities and the first-ever positive Adjusted EBITDA this quarter, alongside our ninth consecutive quarter of revenue growth. We’ve significantly improved our revenue stream, our net loss and the Adjusted EBITDA compared to the previous year as well as the prior quarter. Our key metrics, both financial and non-financial, are moving in the right direction and aligning with our strategic vision. As our enterprise access solutions continue to scale, we believe that we are well positioned for continuous success,” said Mr. Shachar Daniel, Chief Executive Officer of Alarum.

“Achieving positive cash flow from our operating activities is a significant milestone for Alarum, especially when accompanied by continuously sustaining substantial growth. We believe this is a strong indicator of the financial success of our core business activities. With another solid quarter behind us and sufficient financial resources to support our growth initiatives, we believe that we remain on path to profitability. Our results showcase our ability to drive revenue growth while maintaining operational efficiency, ultimately creating value for our stakeholders,” concluded Mr. Daniel.

Mr. Chen Katz, the Company’s chairman of the board of directors, added, “We began fiscal year 2023 with a solid foundation, delivering robust top-line growth, primarily by expanding sales of our value-added products. We are also demonstrating operational leverage as we maintain cost discipline across the organization and invest wisely to fuel further growth. The impressive results achieved by Alarum are a testament of the successful efforts by our talented leading teams, and I have full confidence in the Company’s ability to continue to thrive.”

First Quarter of 2023 Operational Highlights and Recent Business Developments:

●	NetNut experienced surging demand and rapid adoption in Asia, with monthly subscriptions tripling

●	NetNut Announced launch of a new white-label consumer internet access privacy solution

●	NetNut expanded into the retail artificial intelligence (“AI”) market, securing its first customer for digital technologies and analytics solutions

●	CyberKick Ltd., the Company’s Consumer Internet Access subsidiary, extended its $2.0 million revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd., to support consumer privacy solutions operations, through May 25, 2024

●	Further to Alarum’s February 22, 2023, announcement regarding an investigation into potential illegal short selling of the Company’s American Depository Shares, the Company continues to assess suspicious trading activity and will take appropriate corrective actions if necessary

Financial Results for the Three Months Ended March 31, 2023:

●	Revenues amounted to $5.7 million (Q1.2022: $4.0 million). The growth is attributed to the organic increase in the enterprise access business revenues.

●	Cost of revenues totaled $1.9 million (Q1.2022: $1.9 million). The additional costs for resources in the enterprise internet access business were offset by lower user acquisition costs in the consumer internet access business and lower amortization of intangible assets.

●	Research and development expenses totaled $1.1 million (Q1.2022: $1.4 million). The decrease is attributed mainly to reduced expenses in the enterprise security segment after outsourcing to TerraZone Ltd., a global security reseller, in 2022.

●	Sales and marketing expenses totaled $2.2 million (Q1.2022: $3.0 million). The decrease resulted mainly from lower media acquisition costs in the consumer internet access business and reduced sales and marketing expenses in the enterprise security business after outsourcing to TerraZone Ltd. in 2022.

●	General and administrative expenses totaled $1.0 million (Q1.2022: $2.25 million). The decrease is largely due to reduced professional consulting fees, particularly legal fees related to resolved patent proceedings in May 2022.

●	As a result, net loss improved to $0.69 million, or $0.02 basic loss per ordinary share (Q1.2022: net loss of $4.7 million, or $0.16 basic loss per ordinary share).

●	Adjusted EBITDA was positive at $0.06 million (Q1.2022: Adjusted EBITDA Loss of $3.2 million).

The Company defines Adjusted EBITDA as net loss before depreciation, amortization, interest, tax and impairment of intangible assets, as further adjusted to remove the impact of (i) impairment of goodwill (if any); (ii) share-based compensation expense; and (iii) contingent consideration measurement (if any).

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA or Adjusted EBITDA loss for the year and three months ended March 31, 2023 and 2022, and the years ended December 31, 2022 and 2021:

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
(millions of U.S. dollars)	2023	2022	2022	2021

Net loss for the period	(0.69)	(4.73)	(13.15)	(13.13)
Adjustments:
Assets depreciation, amortization and impairment	0.25	0.43	2.21	1.51
Finance expense (income), net	0.20	0.24	0.05	(0.94)
Tax benefit	*	(0.08)	(0.33)	(0.94)
EBITDA loss from continuing operations	(0.24)	(4.14)	(11.22)	(13.50)
Adjustments:
Impairment of goodwill	-	-	0.57	0.70
Contingent consideration measurement	-	-	-	(0.68)
Share-based compensation	0.30	0.94	1.68	2.36
Adjusted EBITDA (Adjusted EBITDA loss) for the period	0.06	(3.20)	(8.97)	(11.12)

*	Less than $0.01

Balance Sheet Highlights:

●	As of March 31, 2023, shareholders’ equity totaled $12.9 million, or approximately $3.93 per outstanding American Depository Share, compared to shareholders’ equity of $13.3 million on December 31, 2022. The reduction is due mainly to the Company’s net loss during the first quarter of 2023.

●	As of March 31, 2023, the Company’s cash and cash equivalents balance totaled $3.7 million, compared to $3.3 million on December 31, 2022. The Company’s cash balance does not account for up to an additional $2.2 million in funds available under its credit facility and investment financing.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA, Adjusted EBITDA and Adjusted EBITDA Loss for the periods presented that exclude depreciation and amortization, interest and tax, as further adjusted for the effect of impairment of goodwill, contingent consideration adjustments and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

First Quarter 2023 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, on May 30, 2023, at 8:30 a.m. ET, to discuss the first quarter of 2023 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, May 30, 2023
Time:	8:30 a.m. Eastern time, 5:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789 or 1-201-689-8562
Israel Toll Free:	1-809-406-247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum at +972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here.

A replay of the conference call will be available after 11:30 a.m. Eastern time May 30, 2023, through June 27, 2023:

Toll-free replay number:	1-844-512-2921 or 1-412-317-6671
Replay ID:	13738915

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access solutions. The Company operates primarily in two distinct segments: solutions for enterprises and solutions for consumers.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our Internet Service Providers partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

Our Consumer Internet Access arm offers privacy and cybersecurity solutions to end users. These solutions are designed to allow users to take charge of their online privacy with a powerful, secured and encrypted connection. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

For more information about Alarum and its internet access solutions for enterprises and consumers, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses that its key metrics, both financial and non-financial, are moving in the right direction and aligning with its strategic vision, its belief that it remains on a clear path to profitability, the Company’s ability to drive revenue growth, maintain operational efficiency and create value for our stakeholders and confidence in its ability to thrive. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2023	2022	2022
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	3,695	4,595	3,290
Short-term restricted deposits	500	65	560
Short-term investments	-	2,573	-
Trade receivables	1,404	1,219	1,790
Other receivables	683	685	760
Total current assets	6,282	9,137	6,400

Non-current assets:
Long-term restricted deposits	135	143	127
Long-term deposit	26	66	21
Other non-current assets	137	-	228
Property and equipment, net	94	121	92
Right of use assets	122	423	190
Goodwill	10,429	10,998	10,429
Intangible assets, net	4,639	6,596	4,884
Total non-current assets	15,582	18,347	15,971
Total assets	21,864	27,484	22,371

Liabilities and equity
Current liabilities:
Trade payables	1,142	1,642	2,167
Other payables	2,968	3,007	2,350
Current maturities of long-term loan	485	-	617
Short-term bank loans	1,603	-	1,606
Contract liabilities	1,228	581	1,170
Derivative financial instruments	2	577	26
Short-term lease liabilities	134	349	204
Total current liabilities	7,562	6,156	8,140

Non-current liabilities:
Long-term loans	1,055	-	606
Long-term contract liabilities	-	13	-
Long-term lease liabilities	8	159	13
Deferred tax liabilities	305	565	301
Liability with respect to the Israeli Innovation Authority	-	194	-
Total non-current liabilities	1,368	931	920
Total liabilities	8,930	7,087	9,060

Equity:
Ordinary shares	-	-	-
Share premium	95,150	91,955	95,077
Other equity reserves	15,281	16,826	15,042
Accumulated deficit	(97,497)	(88,384)	(96,808)
Total equity	12,934	20,397	13,311
Total liabilities and equity	21,864	27,484	22,371

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2023	2022	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues	5,679	4,021	18,779	10,281
Cost of revenues	1,927	1,904	8,652	5,145
Gross profit	3,752	2,117	10,127	5,136

Operating expenses:
Research and development expenses	1,062	1,394	4,033	4,771
Sales and marketing expenses	2,183	3,034	12,187	8,348
General and administrative expenses	995	2,251	6,762	7,013
Impairment of goodwill	-	-	569	700
Contingent consideration measurement	-	-	-	(684)
Operating expenses	4,240	6,679	23,551	20,148

Operating loss	(488)	(4,562)	(13,424)	(15,012)

Finance income (expenses), net	(197)	(244)	(54)	942
Tax benefit (income tax)	(4)	79	327	945
Net loss	(689)	(4,727)	(13,151)	(13,125)

Basic loss per share	(0.02)	(0.16)	(0.42)	(0.48)

Diluted loss per share	(0.02)	(0.16)	(0.42)	(0.48)